================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------



                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 1)


                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                            -------------------------



                             SAGE LABORATORIES, INC.
                            (Name of Subject Company)

                            -------------------------



                             SAGE LABORATORIES, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                   786650 10 1
                      (CUSIP Number of Class of Securities)

                            -------------------------


                             SAGE LABORATORIES, INC.
                                 11 HURON DRIVE
                           EAST NATICK INDUSTRIAL PARK
                           NATICK, MASSACHUSETTS 01760

                                 (508) 653-0844

ATTENTION: CARL A. MARGUERITE, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement)

                            -------------------------


                                 WITH A COPY TO

                              STANLEY KELLER, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                              BOSTON, MA 02108-3190

================================================================================

         This statement relates to a tender offer by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of Filtronic plc, a public limited company incorporated under the laws of England and Wales ("Filtronic"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated May 19, 1998, to purchase all of the outstanding Shares at a price of $17.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").





ITEM 4.  THE SOLICITATION OR RECOMMENDATION.


RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors of the Company has determined that the Offer and the Merger are fair to, and in the best interests of, the Holders and approved the Offer and the Merger. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE HOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER. This recommendation is based in part upon an opinion of KPMG Inc. ("KPMG"), dated as of May 13, 1998, to the effect that, as of such date, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders (the "KPMG Opinion"). The KPMG Opinion contains a description of the assumptions made and the scope of the review undertaken by KPMG in rendering its opinion. The full text of the KPMG Opinion is attached as
Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the KPMG Opinion in its entirety.

BACKGROUND

         The Company develops, manufactures, markets and sells electronic systems and sub-systems of specialized microwave components and subsystems and is familiar with other companies in its industry. As a result, the Company over the years has been familiar with Filtronic and its products and markets as well as its senior management.

         On February 5, 1998, the Company was contacted by Filtronic to determine the Company's interest in being acquired by Filtronic. On February 12, 1998, Filtronic and the Company executed a confidentiality agreement regarding the furnishing of non-public information concerning the Company to Filtronic. Filtronic then commenced its due diligence review with meetings with the Company on February 12 and 13, 1998. From time to time thereafter, Filtronic continued to conduct discussions with the Company's management and representatives concerning matters related to the acquisition proposal.

         At a regular scheduled meeting of the Filtronic Board of Directors on February 26, 1998, Filtronic's directors first formally considered the proposal to acquire the Company although no formal action in this regard was proposed or taken at the meeting. On March 26 and 27, 1998, members of the Board of Directors of Filtronic and the Company met in Natick, Massachusetts to further discuss the proposed acquisition. Filtronic's Board of Directors again considered the matter at the regular scheduled meeting of the Filtronic Board held in March and authorized the proper officer of Filtronic to present a proposal for the acquisition of the Company. Thereafter, on April 2, 1998, Filtronic delivered to the Company a letter containing a non-binding indication of interest to acquire the Company in an all cash transaction at a price of $16.00 per Share.

         The Company retained a financial advisor, Katahdin Investment Partnership LLP ("Katahdin"), to assist the Company in evaluating and negotiating a transaction with Filtronic. Throughout April and early May, the Company conferred with Katahdin as to the offer by Filtronic and continued negotiations with Filtronic. On April 22 and 23, 1998, representatives of the Company met with representatives of Filtronic at the offices of Filtronic in Shipley, West Yorkshire, England to further discuss the terms of the proposed acquisition.

         At a regular scheduled meeting of the Filtronic Board of Directors held on May 1, 1998, the Filtronic Board of Directors authorized the proper executive officers to proceed with such acquisition, at a price of $17.50 per Share to be further approved by the Filtronic Board.

         On May 1, 1998, Filtronic submitted its non-binding proposal to acquire the Company for cash at a price of $17.50 per Share, subject to the negotiation of definitive documentation. On May 4, 1998, the Board of Directors of the Company held a meeting to consider the proposal and authorized management to proceed subject to the approval of the Board of the definitive acquisition agreement. The Board of Directors also engaged KPMG Inc. to render a fairness opinion. On May 5, 1998, counsel for Filtronic and the Company commenced the negotiations on the form of a draft merger agreement. Representatives of Filtronic conducted an on-site due diligence review on May 7 and 8, 1998. Counsel for Filtronic and the Company continued their negotiations concerning the Merger Agreement and completed final negotiations on such documents on May 13, 1998.

         On May 13, 1998, the Board of Directors of the Company held a meeting to consider the Offer, the Merger and the Merger Agreement. KPMG delivered its oral opinion to the Company's Board (subsequently confirmed in writing) that, as of such date, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the public stockholders. Thereafter, the Company's Board of Directors unanimously approved the Offer, the Merger and the Merger Agreement and determined to recommend the Offer and the Merger to the Company's stockholders. A representative of the Company then contacted Filtronic to inform it of the Board's determination.

         On May 13, 1998, the Filtronic Board of Directors held a telephonic meeting to consider the Offer, Merger and the Merger Agreement and approved the merger and determined to recommend the merger to its stockholders.

         The Merger Agreement and the Stockholder Agreements were executed by the respective parties on May 13, 1998. A press release announcing the execution of the Merger Agreement was released by each of the parties on such day. On
May 19, 1998, the Purchaser commenced the Offer.

REASONS FOR THE BOARD'S CONCLUSIONS

         At a meeting held on May 13, 1998, the Board of Directors of the Company unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Holders and resolved to recommend that the Board (a) determine that the Offer and the Merger are fair to, and in the best interests of, the Holders; (b) adopt and approve the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby; and (c) recommend that the Holders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

         In determining that the Offer and the Merger are fair to, and in the best interests of, the Holders, the Board considered the following factors, which, taken as a whole, supported its decision:

                  (a) the Company's relatively small size for a publicly-traded company, particularly in the industry in which the Company competes, consequently placing the Company at a competitive disadvantage with respect to companies having substantially greater financial and other resources;

                  (b) the Company's lack of depth in senior management, which consists of the Chairman and Chief Executive Officer along with two vice presidents responsible for the management of a total of 66 employees located at two manufacturing locations;

                  (c) the benefits to the Company resulting from a transaction with Filtronic, including the anticipated access to additional products and technology from Filtronic, the availability of greater financial and other resources to enhance the Company's business and the improved utilization of the Company's manufacturing facilities;

                  (d) the transaction is a tax efficient way for the Company's stockholders to realize the value of the Company's excess cash in contrast to distributions of such cash;

                  (e) the low trading volume of the Company's Common Stock on the Nasdaq National Market which results in reduced liquidity to stockholders and a trading market that is not necessarily indicative of the Company's value;

                  (f) the historical earnings and growth performance of the Company remains below the average of other companies in the Company's industry;

                  (g) the judgment of the Board that $17.50 per Share is a high price relative to the recent public trading prices of the Company's Common Stock and constitutes an approximately 40% premium over the closing price of $12.50 per Share on May 12, 1998;

                  (h) the strong condition of the stock market in general, making this an advantageous time for an acquisition transaction;

                  (i) the terms and conditions of the Merger Agreement, including the right of the Board to terminate the Merger Agreement in order to proceed with a Superior Proposal; and

                  (j) the financial presentations of KPMG made on May 13, 1998 and the oral opinion of KPMG delivered to the Board of Directors of the Company at the May 13, 1998 meeting (subsequently confirmed in writing as of such date) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The KPMG Opinion was provided for the information and assistance of the Board of Directors of the Company in connection with the consideration of the Offer and Merger. The KPMG Opinion does not constitute a recommendation to the stockholders of the Company as to whether or not such stockholders should tender Shares in the Offer or vote in favor of the Merger. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY.

         The Board also considered the following negative factors relating to the Offer and the Merger:

                  (a) the Company did not solicit offers from other potential bidders;


                  (b) the Company has an uncomplicated business and financial structure without material contingencies and with an absence of significant indebtedness, which structure the Board considered to increase the value to an acquiring company;

                  (c) the recent improvement of the Company's performance reflected by increases in net product sales and gross profit for the quarter ended March 28, 1998; and


                  (d) the Merger Agreement provides for a termination fee in the event of a Superior Proposal

         The Board evaluated the above factors in light of their knowledge of the business of the Company and their business judgment and concluded that the factors supporting a decision to approve the Offer and the Merger outweighed the negative factors described above. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or attempt to assign relative weights to the specific factors considered in reaching its decision.

         The Board believes the process it followed in approving the Offer and the Merger was procedurally fair and unbiased because (a) the members of the Board will not personally benefit from the transactions contemplated by the Merger Agreement (other than in their capacity as holders of Shares); (b) the Board retained independent advisors to assist it in evaluating Filtronic's acquisition proposal; (c) the Board obtained the valuation analysis of KPMG and the KPMG Opinion; and (d) the Board negotiated with Filtronic on an arm's length basis and with the assistance of its advisors.

         On May 13, 1998, the Board held a meeting and determined that the Offer and the Merger are fair to, and in the best interests of, the Holders, approved the Offer and the Merger and resolved to recommend that the Holders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.





ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Information Statement attached on Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SAGE LABORATORIES, INC.






                                             By: /s/ Carl A. Marguerite
                                                 ---------------------------
                                                 Carl A. Marguerite
                                                 Chairman of the Board
                                                 and Chief Executive Officer

Dated: June 8, 1998.

                                                                      SCHEDULE I


                             SAGE LABORATORIES, INC.
                                 11 HURON DRIVE
                           NATICK, MASSACHUSETTS 01760



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER



         NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO SEND THE COMPANY A PROXY.


         This Information Statement is being mailed on or about June 8, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sage Laboratories, Inc. (the "Company") to the holders of record of shares of the Company's Common Stock, $.10 par value per share (the "Shares"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser") and wholly-owned subsidiary of Filtronic plc, a public limited company incorporated under the laws of England and Wales ("Filtronic"), to a majority of the seats on the Board of Directors of the Company (the "Board"). The Agreement and Plan of Merger, dated as of May 13, 1998 (the "Merger Agreement"), among Filtronic, the Purchaser and the Company requires the Company to take such actions as are necessary to cause the Filtronic Designees (as defined below) to be elected to the Board under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Filtronic Designees."


         Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 19, 1998. The Offer is scheduled to expire at 5:00 p.m., New York City time on Wednesday, June 17, 1998, unless the Offer is extended.


         Following the election of the Filtronic Designees and prior to the consummation of the Merger, the affirmative vote of a majority (or, if there are only one or two Independent Directors (as defined below), the single or unanimous vote, as the case may be) of the directors of the Company who were directors on the date of the Merger Agreement and who are not officers or directors of Filtronic (the "Independent Directors") (who shall act as an independent committee of the Board for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) subject to the applicable securities laws, extend the time for performance of Filtronic's and the Purchaser's respective obligations under the Merger Agreement or (iv) approve any other action by the Company that the Independent Directors determine could adversely affect the interests of the stockholders of the Company (other than Filtronic, the Purchaser and their affiliates) with respect to the transactions contemplated by the Merger Agreement.


         The information contained in this Information Statement concerning Filtronic, the Purchaser and the Filtronic Designees has been furnished to the Company by Filtronic and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Filtronic and the Purchaser are located at The Waterfront, Salts Mill Road, Saltaire, Shipley, West Yorkshire,
England BD18 3TT.

         YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                         BOARD OF DIRECTORS AND OFFICERS

GENERAL

         The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of June 1, 1998, there were 1,085,265 Shares outstanding.

         The Board currently consists of three directors, all of whom are elected by the stockholders of the Company. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE FILTRONIC DESIGNEES

         Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment by Filtronic or the Purchaser for Shares constituting a majority of the then outstanding Shares pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by Filtronic or the Purchaser, Filtronic shall be entitled to designate such number of the Company's directors (the "Filtronic Designees"), rounded up to the next whole number, as will give Filtronic representation on the Board equal to at least that number of directors which equals the product of the total number of the Company's directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Shares so accepted for payment and paid for by Filtronic or the Purchaser bears to the number of Shares outstanding, and the Company shall, at such time, promptly take such actions as are necessary to cause the Filtronic Designees to be so elected or appointed, including increasing the size of the Board or securing the resignations of incumbent directors or both; provided, however, that notwithstanding Filtronic's right to designate certain of the Company's directors as described herein, until the Effective Date, the Company's directors shall include at least two Independent Directors; provided further, that, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Director shall designate a person who is not an officer or affiliate of Filtronic or the Purchaser to fill such vacancy and such person shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of Filtronic or the Purchaser or officers or affiliates of the Company, and such persons shall be deemed to be Independent Directors.

         Filtronic has informed the Company that each of the Filtronic Designees listed below has consented to act as a director.

         It is expected that the Filtronic Designees may assume office at any time following the purchase by Filtronic or the Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than 5:00 p.m., New York City time on Wednesday, June 17, 1998, and that, upon assuming office, the Filtronic Designees will thereafter constitute at least a majority of the Board.

         Biographical information concerning each of the Filtronic Designees and the current directors and executive officers of the Company is presented on the following pages.

FILTRONIC DESIGNEES

         Filtronic has informed the Company that it will choose the Filtronic Designees it has the right to designate to the Company's Board of Directors pursuant to the Merger Agreement from the following individuals:

NAME:                        BUSINESS ADDRESS:             FIVE YEAR EMPLOYMENT HISTORY AND
                                                           DIRECTORSHIPS:

Edward McCann                239 Boston Post Road          Since 1997, Mr. McCann has been
                             Weston, MA 02193              employed as the Head of the Technology
                                                           Investment Banking Group at Advest,
                                                           Incorporated. Since prior to 1993 and
                                                           until 1997, Mr.McCann was a Principal
                                                           at Hambrecht & Quist LLC in New York
                                                           City. Since prior to 1993 and through
                                                           1997, Mr. McCann was a director of
                                                           Cold Spring Harbor Laboratory
                                                           Association and director and board
                                                           member of Oyster Bay Community
                                                           Foundation. Mr. McCann was also a
                                                           lecturer at MIT Enterprise Forum of
                                                           New York from 1995-1996 and at Cornell
                                                           University MBA/LLD Program from 1997-
                                                           1998.

Admiral S. Robert Foley,     11 Kirkwood Road              Since prior to 1993 Admiral Foley has
Jr., USN (Ret)               Scarborough, Maine 04074      been Vice President, Commercial
                                                           Marketing and Planning for Raytheon
                                                           Company. Admiral Foley is currently
                                                           Trustee of the USS Constitution
                                                           Foundation, the Naval Historical
                                                           Foundation, the Naval War College
                                                           Foundation and the National Naval
                                                           Aviation Museum Foundation.

Christopher Schofield        The Waterfront                Mr. Schofield joined Filtronic plc in
                             Salts Mill Road, Saltaire     1995 as the Company Secretary and
                             Shipley, West Yorkshire       Solicitor.  Prior to that time,
                             England BD18 3TT              Mr. Schofield was a solicitor and
                                                           partner with Ralph C. Yablon,
                                                           Temple-Milnes & Carr. Mr. Schofield is
                                                           also a solicitor and partner with
                                                           Schofield Sweeney.

David J. McIntosh            21 Continental Blvd.          Mr. McIntosh has been the Vice
                             Merrimack, NH 03054           President Engineering/Business
                                                           Development of Filtronic Comtek Inc.
                                                           (a subsidiary of Filtronic plc) since
                                                           June 1996. From April 1995 through
                                                           June 1996, Mr. McIntosh held the title
                                                           of Vice President. From prior to 1993
                                                           through March 1995, Mr. McIntosh was
                                                           the Director of Engineering of Filcom
                                                           Microwave, Inc. Since April 1995
                                                           through the present, Mr. McIntosh has
                                                           been a member of the board of
                                                           Directors of Filtronic Comtek Inc.
                                                           Prior to 1993 through March 1995, Mr.
                                                           McIntosh was a member of the Filcom
                                                           Microwave Inc. Board of Directors.

CURRENT DIRECTORS

         The following table sets forth the name, age and length of service as a director for each current member of the Board of Directors. It also includes information given by each concerning all positions he holds with the Company, his principal occupation and business experience for the past five years, the names of other publicly held companies of which he serves as a director and the year of the commencement of his term as a director of the Company. Information with respect to the number of Shares beneficially owned by each director, directly or indirectly, as of June 1, 1998, appears under "Security Ownership of Certain Beneficial Owners and Management."

                            Business Experience During Past Five                   Director
  Name And Age                 Years And Other Directorships                        Since
------------------   -----------------------------------------------------------   --------

John E. Miller       Director of Intermetrics, Inc, Cambridge, Massachusetts,        1976
Age: 72              producers of computer systems and software, through
                     August 31, 1995. Mr. Miller was President and Chief
                     Executive Officer of the same firm until 1986 and Chairman of the Board until 1993.

Carl A. Marguerite   Chairman of the Board, Chief Executive Officer and              1981
Age: 57              Treasurer of the Company. Mr. Marguerite served as the
                     President of the Company from prior to 1992 until 1996.
                     Mr. Marguerite was elected President of the Company on
                     May 4, 1998.

David M. Pozar       Professor of Electrical Engineering, University of              1997
Age: 45              Massachusetts at Amherst since 1980.


---------------

BOARD COMMITTEES

         The Company has an Audit Committee and a Compensation Committee but does not have a nominating committee. The entire Board of Directors functions as a nominating committee, considering nominations submitted to the Chairman of the Board.

AUDIT COMMITTEE

         The current members of the Audit Committee are Messrs. Miller and Pozar. The Audit Committee reviews with the independent auditors the results of the auditing engagement.

COMPENSATION COMMITTEE

         The current members of the Compensation Committee are Messrs. Miller and Pozar. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation of executive officers.

ATTENDANCE AT BOARD MEETINGS

     During fiscal 1997, the Board of Directors held four meetings, and each director attended 100% of the meetings of the Board of Directors and of all committees of the Board on which he served.

DIRECTOR COMPENSATION

         The Company pays each non-employee director a quarterly payment of $750 for services as a director and a fee of $750 for each meeting of the Board of Directors attended. Directors are paid $500 for attendance at committee meetings, with no payment if a committee meeting is held on the same day as a Board of Directors meeting.

         Under the 1992 Director Stock Option Plan, options to purchase 2,500 shares of the Company's Common Stock are automatically granted to each non-employee director on the first trading day after the Company's annual meeting. The options become exercisable with respect to the full 2,500 shares six months following the grant date. The options have a term of ten years and an exercise price equal to 100% of the fair market value of the Company's Common Stock on the grant date.

         The Company has purchased directors' and officers' liability insurance covering all of the Company's directors' and officers'. The aggregate premium for this insurance policy in 1997 was $16,068.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The table below sets forth certain compensation information for the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company whose salary and bonus for the fiscal year ended June 30, 1997 (the Company's most recent fiscal year end) exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                Annual Compensation                    Long-term Compensation Awards
                                        -------------------------------------   ------------------------------------------
                                                                                Securities
                               Fiscal                         Other Annual      Underlying   LTIP Payout     All Other
Name And Principal Position    Year     Salary      Bonus    Compensation(1)     Options       ($)(2)     Compensation(3)
---------------------------   ------   --------   --------   ---------------   ----------   -----------   ---------------

Carl A. Marguerite              1997    $178,976   $ 40,000       $87,136               0      $131,250        $24,168
  Chairman, Chief Executive     1996     151,951     80,000        87,631          37,500       158,100         24,030
  Officer and Treasurer         1995     148,441    125,000        72,372               0       128,000         24,030

Louis J. Lanzillo, Jr.          1997     126,931     40,000        18,995         100,000             0          1,113
  President and Chief
  Operating Officer

Janusz J. Majewski              1997     104,485     10,000         3,062          25,000             0         19,072
  Vice President of Research    1996      91,157     20,000         1,343          10,000             0         17,392
  & Development

Anthony J. Cieri                1997      84,521      6,000         1,642               0             0         15,661
  Vice President of Customer    1996      92,956     15,000           449           5,000             0         15,791
  Service                       1995      82,956     17,500         1,022               0                       15,533


-------------

(1)  Amounts listed for Mr. Marguerite in 1997 include: (i) $4,948 in interest,
     (ii) $31,996 in principal forgiven on certain loans, (iii) $42,930 for tax gross-up payments, and (iv) $8,085 in auto expense. In 1996, such amounts for Mr. Marguerite were $7,234, $31,996, $39,733 and $5,329, respectively. In 1995, such amounts for Mr. Marguerite were $5,829, $31,996 and $34,004 respectively. Amounts listed for Mr. Lanzillo include $9,550 in auto expense, tax gross-up payments of $8,468 and medical expense reimbursement of $977. Amounts listed for Mr. Majewski in 1997 include $2,800 in auto expense and medical expense reimbursement of $262. The amounts listed for Mr. Majewski n 1996 and 1995 represent medical expense reimbursement. The amounts listed for Mr. Cieri in 1997, 1996 and 1995 represent medical expense reimbursement.

(2) Represents shares of restricted stock granted to Mr. Marguerite as to which the conditions of forfeiture were eliminated, at the discretion of the Company's Board of Directors, upon the achievement of certain corporate performance goals. The restrictions on 10,000 shares of such stock were eliminated in each of fiscal years 1995, 1996 and 1997, and the Company recorded deferred compensation based upon the fair market value of the Company's Common Stock. As of June 30, 1997, the restrictions on the final 10,000 shares had been eliminated.

(3) Amounts in this column are derived from the following: for 1997, Messrs. Marguerite, Majewski and Cieri, respectively $22,500, $18,673 and $14,928 for contributions to the Company's Profit Sharing Plan and $1,688, $403 and $723 for insurance premiums. Mr. Lanzillo is deemed to have received $1,113 for insurance premiums. For 1996, Messrs. Marguerite, Majewski and Cieri, respectively, $22,500, $16,989 and $15,068 for contributions to the Company's Profit Sharing Plan, and $1,530, $403 and $723 for insurance premiums. For 1995, Messrs. Marguerite and Cieri respectively had $22,500 and $14,843 for contributions to the Company's Profit Sharing Plan and $1,530 and $723 for insurance premiums.

         Subsequent to fiscal year end and effective as of January 31, 1998, Mr. Lanzillo's employment with the Company terminated. Carl A. Marguerite was elected President of the Company effective May 4, 1998.

         Option Grant Table. The following table sets forth certain information concerning options granted to the Named Executive Officers under the 1987 Stock Option Plan in the fiscal year ended June 30, 1997.


                        OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS
                                 -------------------------------------------------------------------------------
                                 NUMBER OF SECURITIES       PERCENT OF TOTAL
                                  UNDERLYING OPTIONS       OPTIONS GRANTED TO      EXERCISE OF BASE   EXPIRATION
              NAME                    GRANTED(1)        EMPLOYEES IN FISCAL YEAR   PRICE ($/SHARE)      DATE(3)
              ----               --------------------   ------------------------   ----------------   ----------

Carl A. Marguerite.............              --                    --                     --              --
Louis J. Lanzillo, Jr (1)......         100,000                   58.4%                 $15.00          9/4/06
Janusz J. Majewski (2).........          25,000                   14.6%                 $12.75         12/9/06
Anthony J. Cieri...............              --                    --                     --              --

----------

(1) One third of such shares are exercisable upon grant; one third exercisable twelve months from date of grant; balance exercisable twelve months thereafter.

(2) Twenty percent (20%) of such shares are exercisable on December 9, 1997; balance exercisable as to twenty-percent (20%) per year until 2001.

(3) Each option expires upon the earlier of (i) sixty days following the executive's termination of employment, or (ii) ten years following the date of grant.

     Option Exercises and Year-End Values. The following table sets forth certain information concerning exercisable and unexercisable stock options held by the Named Executive Officers as of June 30, 1997:

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                         NUMBER OF SECURITIES
                                                               UNDERLYING              VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                         AT FISCAL YEAR-END(#)       AT FISCAL YEAR-END ($)(2)
                                                      ---------------------------   ---------------------------
                               Shares       Value
                             Acquired on   Realized
           Name             Exercise (#)    ($)(1)    Exercisable   Unexercisable   Exercisable   Unexercisable
           ----             ------------   --------   -----------   -------------   -----------   -------------

Carl A. Marguerite....              0             0      37,500              0              0              0
Louis J. Lanzillo, Jr..             0             0      35,833         66,667              0              0
Janusz J. Majewski....          3,500       $37,667      16,500         25,000        $68,738         $9,388
Anthony J. Cieri.......             0             0       5,000              0              0              0

----------

(1) Amounts disclosed in this column do not reflect amounts actually received by the Named Executive Officer but are calculated based on the spread between the fair market value of the Company's Common Stock on the date of exercise and the exercise price of the options. The Named Executive Officer will receive cash only if and when he sells the Common Stock issued upon exercise of the options. The amount of cash received by such individual is dependent on the price of the Company's Common Stock at the time of such sale.

(2) Value is based on the spread between the option price and the fair market value of the Common Stock on June 30, 1997 ($13.125) multiplied by the number of shares underlying the options.

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table and footnotes set forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 1, 1998 by (i) persons known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock, (ii) the Chief Executive Officer and each of the other executive officers of the Company named in the Summary Compensation Table under the caption "Executive Compensation," (iii) each director of the Company, and
(iv) all current executive officers and directors of the Company as a group:

                                                          Shares of Common Stock
                                                           Beneficially Owned(1)
                                                          ----------------------
         Beneficial Owner                                  Shares        Percent
         ----------------                                 -------        -------

Carl A. Marguerite(2).................................    291,680(3)      26.0%

Fenimore Asset Management, Inc(4).....................     94,350          8.7
  118 North Grand Street,
  P.O. Box 310
  Cobleskill, NY 12043

Anthony J. Cieri(5)...................................     38,570          3.6

Janusz J. Majewski(6).................................     19,000(3)       1.7

John E. Miller(7).....................................     20,500(3)       1.9

David M. Pozar........................................          0            *

All current executive officers and directors as
     a group (5 persons)(8)...........................    369,750         32.2%


------------------

*    Indicates less than 1%

(1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares listed in the table.

(2) Includes 37,500 shares issuable pursuant to stock options exercisable at June 1, 1998 or within 60 days thereafter.

(3) Represents shares which the stockholder has agreed to sell to Filtronic or the Purchaser pursuant to a Stockholder Agreement entered into between the stockholder and Filtronic. See "Certain Transactions -- Stockholder Agreement."

(4) Based solely on information provided in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 1998.

(5) Includes 5,000 shares issuable pursuant to stock options exercisable at June 1, 1998 or within 60 days thereafter.

(6) Includes 18,000 shares issuable pursuant to stock options exercisable at June 1, 1998 or within 60 days thereafter.

(7) Includes 8,500 shares issuable pursuant to stock options exercisable at June 1, 1998 or within 60 days thereafter.

(8) Includes 69,000 shares issuable pursuant to stock options exercisable at June 1, 1998 or within 60 days thereafter.



                              CERTAIN TRANSACTIONS

STOCKHOLDER AGREEMENT

     Approximately 25% of the outstanding shares of the Company's Common Stock are held by certain officers and directors of the Company each of whom has entered into a Stockholder Agreement with Filtronic (a "Stockholder Agreement") pursuant to each such person agreed to sell to Filtronic all shares of the Company's Common Stock then held by such person at a price of $17.50 per share subject only to the condition that the Purchaser shall have purchased shares of the Company's Common Stock pursuant to the Offer (as defined in the Merger Agreement).